Exhibit 99.1

NMG Reports on Quarter Progress on the Heels of Commercial Partnership with Panasonic Energy and Commencement of Expansion Planning, and Appoints Stephanie Anderson to its Board of Directors

  MoU with Panasonic Energy to confirm intentions for a multi-year offtake agreement for a significant portion of NMG’s active anode material from the Company’s “ore-to-anode-material” Phase-2 production facilities.
  US$50 million private placement from Mitsui & Co., Investissement Québec and The Pallinghurst Group to support the next milestones for the project financing activities on both the Matawinie Mine Project and the Bécancour Battery Material Plant Project.
  Preliminary economic assessment on the Lac Guéret Mine project initiated for a minimum production of 250,000 tpa of graphite concentrate; the study should be completed in Q1-2023.
  Stephanie Anderson, an international finance executive from the mining sector, appointed to NMG’s Board of Directors.
  Production at Phase-1 coating line and new shaping module expected to start in Q4-2022 as commissioning activities come to a close.
  Advancement of Phase-2 project financing with engineering, environmental and social due diligence exercises conducted at NMG’s sites.
  Continued advancement of the Matawinie Mine through preliminary construction work at the site, engineering progress (estimated at 68%), advancement of electrification plans and environmental management.
  Continued focus on the safe conduct of operational and construction activities with a year-to-date OSHA rate of 1.53 at the Company’s facilities and 0 for contractors’ work, with no major environmental incident.
  Market conditions remain extremely attractive as battery and EV manufacturers look to secure graphite supplies that comply with the U.S.’ new Inflation Reduction Act requirements.
  Period-end cash position of CA $14M and CA $81.5 million on a pro-forma basis.

MONTRÉAL--(BUSINESS WIRE)--November 11, 2022--Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX.V: NOU) provides a progress update on its business strategy in a quarter that saw the signing of a transformative commercial partnership with Panasonic Energy Co., Ltd. (“Panasonic Energy”) and Mitsui & Co. (“Mitsui”), steady advancement of the Company’s Phase 2 projects, and commencement of active planning for its potential growth through the development of the Lac Guéret graphite property. NMG is reinforcing its governance and financial expertise with the nomination to its Board of Directors of Stephanie Anderson. In a market with tight supplies (Benchmark Mineral Intelligence, October 2022) and increasingly stringent regulation on battery materials sourcing (U.S. Government, August 2022), NMG is positioning itself as a leading sustainable, reliable, scalable, and local source of active anode material for the growing Western World electric vehicle (“EV”) industry.

Arne H Frandsen, Chair of NMG, said: “I welcome Ms. Anderson to NMG’s Board of Directors; her 30-year experience in the mining sector and strategic commercial perspective will be pivotal at this important time for the Company’s development. Indeed, the North American battery/EV industry is seeing rapid growth accelerated by legislation supporting localization of production and increased recognition for the need to reduce dependencies on Chinese supply chains. NMG provides a turnkey solution aligned with the market’s environmental and sourcing expectations thanks to its all-electric operational model, proprietary ecotechnologies, multimodal logistic base, and strategic location in a tier-1 jurisdiction.”

Eric Desaulniers, Founder, President, and CEO of NMG, commented: “Our development of an integrated ore-to-anode-materials source in North America is now strengthened by the backing and technological collaboration of battery giant Panasonic Energy and specialized trading house Mitsui. Already, we are collaborating to advance the optimization of our Phase-2 commercial plans with a focus on quality and low environmental footprint for a disciplined execution of our business plan. In parallel, our mining and environmental experts are exploring the next phase of our growth through the potential development of the Lac Guéret graphite property.”

Phase 1: Derisking & Informing Technical Development
NMG’s Phase-1 expansion dedicated to product qualification and technological refinement of processes to inform the Company’s full-scale Phase-2 commercial facilities is nearing completion. The construction of the second commercial-scale shaping unit is now completed, hence tripling NMG’s production capability. Commissioning activities are well advanced, with the start of operations expected in Q4-2022. The new unit should further elevate NMG products’ quality and provide customers with a greater variety of specifications.

Through continued production and optimization at its Phase-1 purification facility, NMG is testing the furnaces’ optimal capacity, refining process and operational parameters, derisking its Phase 2 through informed parallel engineering, and generating battery-grade spherical purified graphite (“SPG”) volumes.

In parallel, the Company’s coating module is reaching the final preparation stages prior to production. Commissioning of most sub-systems is now completed, along with training of the operators on the equipment and work protocols. Production is expected to commence in Q4-2022 to support product qualification as part of commercial discussions and operational optimization.

Phase 2: Delivering High-Performing Commercial Operations through Disciplined Execution
The Company entered a commercial and strategic partnership with Panasonic Energy and Mitsui to enable the next development steps of NMG’s fully integrated Phase-2 commercial operations in Québec, Canada (see Commercial Engagement & Market Dynamics section).

NMG’s ore-to-battery-material integrated graphite project at the Matawinie Mine and Bécancour Battery Material Plant is progressing diligently towards the final investment decision (“FID”) milestone that should trigger the launch of the 28-month construction schedule. The Company has assembled a strong internal technical team to lead the disciplined execution of this next development stage and is engaged in discussions with experienced construction firms in preparation.

On the back of the memorandum of understanding (“MoU”) on the offtake agreement with Panasonic Energy for a significant portion of NMG’s green active anode material, the Company is optimizing the feasibility study on its Phase-2 Commercial integrated operations according to the product specifications of Panasonic Energy. Planning for the permitting process is underway, alongside planning for detailed engineering and construction.

At the Matawinie Mine, preparatory work focused on environmental protection infrastructure and preparation of the industrial platform for the future concentrator continues. In addition, detailed engineering and optimization, notably on overall site layout, steel and architecture drawings, support buildings, compressed air and mechanical components, are progressing, supported by the finalization of process design parameters and equipment selection. At the period end, the project engineering was advanced at approximately 68%.

NMG’s team is also actively engaged in the electrification strategy of the Matawinie Mine via the collaboration agreement with Caterpillar Inc. for the development, testing and supply of Cat® zero-emission machines, the preparation of on-site testing of an electrified service truck, as well as the planning for a dedicated hydroelectricity powerline for the site.

Phase 3: Scaling Up Production
With sustained commercial interest from potential tier-1 battery and EV manufacturers, NMG is already employed at assessing the expansion of its production capacity through the investment agreement with Mason Graphite inc. (“Mason”) to explore the potential development of the Lac Guéret graphite property also located in Québec, Canada. This agreement aligns with NMG’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production at the western markets’ doorstep.

NMG has initiated the preliminary economic assessment on the Lac Guéret graphite property. Consultants BBA and GoldMinds Geoservices Inc. are actively working with the Company to review the project’s mineral resources for a minimum production of 250,000 tonnes per annum (“tpa”) of high-purity flake graphite concentrate. The study should be completed in Q1-2023.

NMG intends to leverage the expertise of its technical team, its Phase-1 facilities and its knowledge of the graphite-based advanced materials commercial landscape to assess the economic, technical and environmental possibilities of developing Lac Guéret graphite property.

Commercial Engagement & Market Dynamics
The Company signed an MoU with Panasonic Energy to confirm intentions for a multi-year offtake agreement for a significant portion of NMG’s active anode material out of its fully integrated “ore-to-anode-material” Phase-2 facilities. NMG and Panasonic Energy are working together to establish a definitive offtake agreement as product qualification is finalized and Phase-2 operational parameters are optimized.

NMG’s industry-leading environmental footprint, as established by a recent independent life cycle assessment, and strong ESG credentials aligned with Panasonic Energy’s vision and support its decarbonization commitment.

A complementary framework agreement was concluded between NMG, Panasonic Energy and Mitsui for the development and further commercialization of the Company’s anode material. Mitsui rallies behind NMG as a strategic investor and will support NMG’s marketing initiatives for specific markets.

Business development activities continue as NMG’s Phase-1 operations provide product A and B samples to potential customers as part of sales discussions. Sustained interest from potential top-tier customers across continents is supported by quality checks, site visits to the Company’s Phase-1 operations, requests for information, and environmental due diligence.

Pressure caused by gigafactories development across the world – now reaching 7,575 GWh of global lithium-ion battery production capacity by 2031 (Benchmark Mineral Intelligence, October 2022) – and China-controlled supply chains is reflected in the market shift toward localization. Western governments are deploying programs, policies, and business incentives to support the development of local capacity and reduce overreliance on Chinese supply. Among these measures, the U.S. Inflation Reduction Act of 2022 has brought even more interest towards NMG as it is projected to be the only fully integrated source of natural graphite, from mine to anode material, in North America with significant volume.

To meet consumer demand and tap into such governmental programs, the world’s top automakers are now projected to spend nearly $1.2 trillion by 2030 on sourcing batteries and raw materials, and producing EVs (Reuters, October 2022).

NMG is positioning itself to respond to these market trends. The Company is ideally located to cater to the North American and European markets with its large graphite deposit, proprietary ecotechnologies, demonstrated production capacity, carbon-neutral profile as well as preferential jurisdiction advantages including clean hydropower, flexible logistical base and stable fiscal and political environment.

Commenting on the graphite market and NMG’s development plan, Eric Desaulniers will present a keynote at Benchmark Mineral Intelligence’s Graphite Anode 2022 flagship conference in Los Angeles on November 14, 2022.

Stephanie Anderson
Stephanie Anderson is a finance executive and strategic business partner with a broad range of financial, technical, marketing, market development and Arctic bulk shipping experience gained from over 30 years spent in the mining sector. From her many years in the industry, she has developed a solid foundation of operational and logistics understanding with the ability to identify and drive strategies that combine business and finance.

After nearly a decade at Baffinland Iron Mines, most recently as Executive Vice President, Corporate Development, Ms. Anderson retired from the Company. She previously served as Chief Financial Officer from 2011 to 2017 and was part of the original team that developed the Mary River iron ore project located at Nunavut Territory on north Baffin Island, Canada.

Ms. Anderson began her career as an exploration geologist with Inco Limited (now Vale) and over a nineteen-year period rose to the position of Vice President & Treasurer, having previously served in a variety of technical, marketing and accounting functions and roles.

Prior to joining Baffinland Iron Mines she held the position of Executive Vice President and Financial Officer at Dundee Precious Metals Inc. a Canadian-based international mining company engaged in the acquisition, exploration, and mining of precious metals.

Ms. Anderson holds a BSc. Honors Geology from the University of New Brunswick and an MBA (Finance) from the University of Toronto.

ESG & Corporate Matters
The Company remains committed to best-of-class social and environmental efforts across its operational sites as it advances project development. Dialogue with First Nations, engagement with local communities and stakeholders, training programs for the Indigenous and local workforce, flora testing for progressive site reclamation, advancement of the Company’s carbon-neutrality program, establishment of a quality management system, and strengthening of NMG’s governance practices are among the numerous initiatives underway.

NMG strives to provide a safe work environment to its staff and business partners. For the nine-month period ended September 30, 2022, the Company had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 1.53 at its facilities and 0 at its contractors’ worksites.

Financing efforts for the development of the Company’s fully vertically integrated Phase-2 operations, combining the Bécancour Battery Material Plant and Matawinie Mine, are advancing. Assisted by its financial advisors, NMG has engaged with export credit agencies, governments, strategic investors, and potential customers to frame a robust capital structure that leverages international debt, government funding and equity. Société Générale, the Company’s sole mandated lead arranger, is overseeing the due diligence process and efforts to obtain final credit approval. To support the latest stages of project financing with its projected lenders, NMG hosted independent auditors to its facilities to review the engineering, environmental and social components of its current and projected operations.

On October 19, 2022, NMG entered into unsecured convertible note subscription agreements with Mitsui, The Pallinghurst Group and Investissement Québec for a total of US$50 million. Closing of the transaction occurred on November 8, 2022. The issued convertible notes will mature 36 months from the date of issuance and include an automatic conversion provision if and when a final investment decision (“FID”) is made.

As at September 30, 2022, the Company had CA $14.034M in cash and CA $81.5 million on a pro-forma basis considering the US $50 million financing completed on November 8, 2022. During the quarter ended, no common shares were issued in connection with the “at-the-market” equity offering.

About Nouveau Monde Graphite
NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information
All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the timeline of the initiatives described in this press release, the entering into a definitive offtake agreement, the completion of the prelimary economic assessment on the Lac Guéret graphite property, the development and operation of the Lac Guéret graphite property, the Company’s intended all electric operations, the expected output of the Lac Guéret graphite property, the results of the optimized feasibility study, the intended production of eco-friendly advanced materials, the Company’s commitments and initiatives outlined in the press release, the intended results of the initiatives described in this press release, the positive impact of the foregoing on project economics, the Company’s relationship with its stakeholders, market and industry trends, the ability to obtain sufficient financing required for the development of the Matawinie Mine and the Bécancour Battery Material Plant, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com